

January 7, 2014

Via Email
Rodney J. Sailor
Chief Financial Officer
WPX Energy, Inc.
One Williams Center
Tulsa, OK 74172-0172

> **Re:** **WPX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Supplemental Response dated December 17, 2013**
> **File No. 001-35322**

Dear Mr. Sailor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Reserves and Production Information, page 9

Proved Undeveloped Reserves, page 12

1.   We note your response to comment 1 in our letter dated December 3, 2013. Your response states that you reduced the quantity of reclassified proved undeveloped reserves ("PUDs") to be developed by December 31, 2013 from 70 Bcfe to 31 Bcfe. Please tell us about the progress you made with regard to drilling these PUDs as of December 31, 2013 and provide us with an updated annual schedule for the remaining undrilled 2013 PUDs. Also, please tell us what impact, if any, the delay in 2013 will have on the overall schedule to develop the entire quantity of reclassified PUDs provided in your response to comment 1 in our letter dated August 23, 2013.

Rodney J. Sailor
WPX Energy, Inc.
January 7, 2014
Page 2

2.   In connection with responding to the preceding comment, please tell us whether you have
        amended a previously adopted development plan for PUDs with similar economic
        parameters. Your response should address the extent to which you drilled those wells
        according to the revised schedule or elected to remove any such locations from proved
        reserves.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 with any
questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief